Exhibit 99.1

Ascendis Pharma A/S

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric study of TransCon human growth hormone and our planned Phase 1 studies of TransCon Parathyroid Hormone and TransCon C-Type Natriuretic Peptide;

•	our plans to submit Investigational New Drug Applications for TransCon Parathyroid Hormone in the second quarter of 2017, and for TransCon C-Type Natriuretic Peptide in the fourth quarter of 2017;

•	our ability to identify a new rare disease therapeutic area with three high-value product opportunities including a clinical-stage candidate by 2020;

•	our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file INDs for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates, including the timing or likelihood of our ability to achieve regulatory approval for at least two of rare disease endocrinology product candidates between 2020 and 2024;

•	the timing or likelihood of regulatory filing and approvals of our auto-injector device;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and device;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will continue to be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section in our Annual Report on Form 20-F for the year ended December 31, 2015 — “Item 3.D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in our Annual Report on Form 20-F filed on April 15, 2016 and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history, no products approved for commercial sale and we may incur significant losses in the future, which makes it difficult to assess our future viability.

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop sustained release prodrug therapies with several product candidates in clinical and preclinical development. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have focused substantially all of our efforts on our research and development activities and, in particular, developing our lead product candidate, TransCon human growth hormone, or TransCon hGH, TransCon Parathyroid Hormone, or TransCon PTH, TransCon C-Type Natriuretic Peptide, or TransCon CNP, and our proprietary TransCon technology. We have only a limited operating history upon which shareholders and ADS holders can evaluate our business and prospects. Our revenue has been primarily generated through collaboration agreements under which we have received up-front technology licensing fees, payments for the sale of certain intellectual property rights and payments we receive for services rendered to our collaboration partners and other biopharmaceutical companies. Revenue generated from existing or new collaborations may fluctuate significantly over time. Accordingly, going forward, we may incur significant losses from our operations. We had a net loss of €33.8 million for the six months ended June 30, 2016 and a net loss of €13.6 million for the six months ended June 30, 2015. We had a net loss of €32.9 million during the year ended December 31, 2015 and a net loss of €9.7 million during the year ended December 31, 2014. Our total equity was €90.9 million as of June 30, 2016 compared to €120.3 million as of December 31, 2015. Neither the net loss nor net profit we have experienced in prior years are necessarily indicative of our future results.

None of our product candidates have been approved for commercial sale by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or similar non-U.S. regulatory authorities, and we have not generated revenues from the sale of approved products. We expect that our annual operating expenses may increase over the next several years as we expand our research and development efforts and operate as a public company. Even if we receive milestone payments from our current or future collaboration partners, we may incur substantial operating losses for the foreseeable future as we execute our operating plan. Additionally, we cannot be certain that we will receive any potential milestones under our agreements with our collaboration partners.

For a discussion of the risks associated with our preclinical and clinical development programs with, and potential for milestone and other payments from, our collaboration partners, see “—Risks Related to Our Business.”

Even if we receive milestone payments or royalty payments from our current or future collaboration partners, we may not be able to achieve or sustain profitability. For example, our receipt of milestone payments or up-front payments from our current and potential collaboration partners may not result in the recognition of revenue in the period received, as we may be required to defer the revenue recognition of such payments over time, and depending upon such requirements and the period of recognition, we may still incur losses even after the receipt of such payments. Therefore, we expect that we may incur significant losses in the future. Possible future losses would have an adverse effect on our shareholders’ equity. Further, the net losses or net income we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a reliable indication of our future performance.

We have never generated any revenue from product sales.

We have no products approved for sale and have never generated any revenue from product sales. Our ability to generate revenue from product sales depends on our ability and the ability of our current and future collaboration partners to successfully complete the research and development of our product candidates and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales or our royalty rights for the foreseeable future. Our ability to generate future revenue from product sales or pursuant to milestone payments or royalties from current and future collaboration partners depends heavily on many factors, including but not limited to:

•	completing research and preclinical and clinical development of our product candidates;

•	on our own, or together with our strategic collaboration partners, obtaining regulatory approvals for our product candidates;

•	negotiating favorable terms of and entering into collaboration, licensing or other arrangements;

•	the ability of our collaboration partners to successfully commercialize and/or our ability to commercialize or co-promote our product candidates;

•	developing a sustainable and scalable manufacturing process for any of our approved product candidates and establishing and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate, in amount and quality, products to support clinical development and the market demand for our product candidates, if approved;

•	obtaining market acceptance of our product candidates, if approved, as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring, in-licensing and/or developing new product candidates;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how, and our ability to develop, manufacture and commercialize our product candidates and products without infringing intellectual property rights of others; and

•	attracting, hiring, and retaining qualified personnel.

In cases where we, or our current or future collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the accepted price for the product, the ability to get reimbursement for our products at any price and the extent of our royalty rights for that territory. If the number of patients suitable for our product candidates is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice, treatment guidelines or third-party payor restrictions, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from product sales or pursuant to up-front or milestone payments and royalties from current and future collaboration partners would likely depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations.

We may require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development or any other or all operations.

Since our inception, most of our resources have been dedicated to our research and development activities and, in particular, developing our proprietary TransCon technology and our most advanced product candidates. In February 2015, we received $111.5 million (€101.4 million) in net proceeds from our initial public offering after deducting the underwriting commission and offering expenses payable by us and as of June 30, 2016, we had cash and cash equivalents of €90.8 million. We believe that we will continue to expend substantial resources for the foreseeable future, including costs associated with research and development, conducting preclinical studies, clinical trials, obtaining regulatory approvals and, eventually, sales and marketing if any of our product candidates is approved. Because the outcome of any clinical trial and/or regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts of additional financing necessary to successfully complete the development, regulatory approval process and commercialization or co-promotion of any of our product candidates.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of June 30, 2016 will allow us to fund our operating plan through at least the 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials and manufacturing activities for our product candidates that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Raising additional capital may cause dilution to holders of shares or ADSs, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, the ownership interest of shareholders and ADS holders would be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of shareholders and ADS holders. Such financing may result in dilution to holders of shares or ADSs, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic partnerships with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Risks Related to Our Business

We are substantially dependent on the success of our most advanced product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.

To date, we have invested a significant amount of our efforts and financial resources in the research and development of our current most advanced product candidates utilizing our proprietary TransCon technology. In particular, we initiated a Phase 3 trial for TransCon hGH in pediatric growth hormone deficiency, or GHD, patients in August 2016. We are currently planning to submit an Investigational New Drug Application, or IND, to FDA for TransCon PTH for hypoparathyroidism in the second quarter of 2017 with a combined Phase 1 single and multiple ascending dose study in healthy volunteers planned and a pivotal study initiation targeted for TransCon PTH targeted for 2018. We are also expecting to submit an IND to FDA for TransCon CNP for achondroplasia in the fourth quarter of 2017 with a Phase 1 study in healthy volunteers planned to establish tolerable dose range. Our near-term prospects, including our ability to finance our operations through the receipt of milestone payments and potential up-front licensing payments and generate revenue from product sales, will depend heavily on our successful development and commercialization of our most advanced product candidates, if approved. The clinical and commercial success of our most advanced product candidates and our TransCon technology will depend on a number of factors, including the following:

•	the outcome and successful execution of our ongoing Phase 3 clinical trial of TransCon hGH, which will depend substantially upon the satisfactory performance of third-party contractors;

•	the timely submission of the planned INDs of each of TransCon PTH and TransCon CNP and the outcome of our clinical development efforts with respect to TransCon PTH and TransCon CNP;

•	our ability and that of our collaboration partners to establish commercial-scale manufacturing processes for our most advanced product candidates and device, which has not yet been demonstrated;

•	whether our most advanced product candidates’ safety, tolerability and efficacy profiles will be satisfactory to the EMA, the FDA and similar regulatory authorities to warrant marketing approval;

•	whether the EMA, the FDA or similar regulatory authorities require additional clinical trials prior to approval to market our most advanced product candidates;

•	the prevalence and severity of adverse side effects of our most advanced product candidates;

•	the timely receipt of necessary marketing approvals from the EMA, the FDA and similar regulatory authorities;

•	our ability and that of our collaboration partners to successfully commercialize our most advanced product candidates, if approved for marketing and sale by the EMA, the FDA or similar regulatory authorities, including educating physicians and patients about the benefits, administration and use of such products;

•	achieving and maintaining compliance with all applicable regulatory requirements;

•	acceptance of our most advanced product candidates as safe and effective by patients and the medical community;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	obtaining and sustaining an adequate level of coverage and reimbursement for our most advanced product candidates by third-party payors;

•	the effectiveness of our collaboration partners’ marketing, sales and distribution strategies and operations;

•	our ability and that of our collaboration partners, or any third-party manufacturer we or our collaborators contract with, to manufacture supplies of our most advanced product candidates and to develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practice, or cGMP, requirements;

•	enforcing intellectual property rights in and to our most advanced product candidates;

•	avoiding third-party interference, opposition, derivation or similar proceedings with respect to our patent rights, and avoiding other challenges to our patent rights and patent infringement claims; and

•	continued acceptable safety profiles of our most advanced product candidates following approval, if approved.

Many of these factors are beyond our control, including clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of our collaboration partners.

Additionally, our clinical and regulatory approval plan for TransCon hGH is to conduct a single Phase 3 trial in a pediatric population with a primary endpoint of mean height velocity measured at 12 months. It is possible, however, that because TransCon hGH is a prodrug form of hGH that it is a new molecular entity, we will not be able to use this clinical and regulatory approval strategy. If we have to, or choose to conduct additional or different trials, this could increase the amount of time and expense required for regulatory approval of TransCon hGH, if approved at all. In July 2015, we reported positive top-line six-month height velocity data from 53 patients treated in our Phase 2 TransCon hGH clinical study in pediatric growth hormone deficient patients. If the six-month mean height velocities that we observed for TransCon hGH in the Phase 2 pediatric study do not correlate to twelve month mean height velocities that we ultimately observe in our ongoing Phase 3 clinical study, TransCon hGH may not achieve the required primary endpoint in the Phase 3 clinical trial, and therefore may not receive regulatory approval.

Accordingly, we cannot be certain that our most advanced product candidates will ever be approved or successfully commercialized, or that we will ever generate revenue from sales of such product candidates. If we and our collaboration partners are not successful in completing the development of, obtaining approval for, and commercializing our most advanced product candidates, or are significantly delayed in doing so, our business will be harmed.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we, or our current or future collaboration partners, must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process; the results of preclinical and clinical studies of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in preclinical and clinical studies for TransCon hGH do not ensure that the ongoing Phase 3 clinical trial, or other clinical trials, will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates or to be able to use an expedited regulatory pathway for approval of our product candidates.

We may experience delays or setbacks in our ongoing Phase 3 trial for TransCon hGH, our planned Phase 1 trials for TransCon PTH and TransCon CNP or other trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure to:

•	obtain regulatory approval to commence a trial, if applicable;

•	reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtain Ethics Committee, institutional review board, or IRB, approval at each site;

•	recruit suitable patients to participate in a trial;

•	have patients complete a trial or return for post-treatment follow-up;

•	ensure that clinical sites observe trial protocol or continue to participate in a trial;

•	address any patient safety concerns that arise during the course of a trial;

•	address any conflicts with new or existing laws or regulations;

•	initiate or add a sufficient number of clinical trial sites; or

•	manufacture sufficient quantities of product candidate for use in clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating.

We could also encounter delays if a clinical trial is suspended or terminated by us, our collaboration partner for a product candidate, by the Ethics Committee or IRBs of the institutions in which such trials are being conducted, by an independent data safety monitoring board, or DSMB, for such trial or by European Economic Area, or EEA, Competent Authorities, the FDA or similar regulatory authorities. Such authorities, or we, may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by EEA Competent Authorities, the FDA or similar regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, we are conducting our Phase 3 pediatric study of TransCon hGH across clinical sites located in North and South America, Europe, the Middle East, North Africa, and Oceania (Australia/New Zealand). Conducting clinical trials in foreign countries presents additional risks that may delay completion of clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the EMA or the FDA may determine that the clinical trial results obtained in foreign subjects do not represent the safety and efficacy of a product candidate when administered in EEA or U.S. patients, and are thus not supportive of an application for a marketing authorization in the EEA or of an NDA approval in the United States. As a result, the EMA or the FDA may not accept data from clinical trials conducted outside the EEA or the United States, respectively, and may require that we conduct additional clinical trials or obtain additional data before we can proceed with filing an NDA in the United States or a marketing authorization application in the EEA. The EMA or the FDA may even require conducting additional clinical trials in the EEA or the United States, respectively.

If there are delays in the completion of, or termination of, any clinical trial of our product candidates or if we are required to conduct additional clinical trials in addition to those we have currently planned, the commercial prospects of our product candidates may be harmed, and our ability to generate revenue from product sales from any of these product candidates will be delayed. In addition, any delays in completing the clinical trials will increase costs, slow down our product candidate development and approval process and jeopardize the ability to commence product sales and generate revenue from product sales. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We depend on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, and manufacture, market and sell our collaboration product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

We rely on our collaboration partners to conduct clinical studies of our collaboration product candidates. We have existing collaborations with Sanofi and Genentech. Under these collaborations, we granted Sanofi and Genentech worldwide licenses to develop certain collaboration product candidates in the fields of diabetes (unspecified TransCon Peptides) and ophthalmology (TransCon Ranibizumab), respectively. We may also enter into collaboration agreements with other parties in the future relating to our other product candidates. Under our existing collaboration agreements, our collaboration partners are responsible for completing all preclinical and clinical development and obtaining and maintaining regulatory approval for the applicable product candidates from the EMA, the FDA and similar regulatory authorities. Ultimately, if such product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA or similar regulatory authorities, such collaboration partners will be responsible for commercialization of these collaboration products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such collaboration products depends entirely on successful development, regulatory approval, marketing and commercialization by our collaboration partners.

If our collaboration partners do not perform in the manner we expect or fulfill their responsibilities in a timely manner, or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our collaboration product candidates could be delayed or terminated and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate, to seek additional financing to fund further development, or to identify alternative strategic collaboration partners, and our potential to generate future revenue from royalties and milestone payments from such product candidate would be significantly reduced or delayed and our business would be harmed. For example, in September 2012, we entered into a collaboration agreement with United Therapeutics for the development and commercialization of TransCon Treprostinil and United Therapeutics filed an IND for TransCon Treprostinil that was accepted by the FDA in June 2014. In October 2014, we and

United Therapeutics terminated the collaboration agreement, and United Therapeutics has transferred the IND for TransCon Treprostinil to us.

Our existing collaborations and any future collaboration arrangements that we may enter into with third parties may not be scientifically or commercially successful. In addition to the risks inherent in the development of a drug product candidate, factors that may affect the success of our collaborations include the following:

•	our collaboration partners have the unilateral ability to choose not to develop a collaboration product for one or more indications for which such product has been or is currently being evaluated, and our collaboration partners may choose to pursue an indication that is not in our strategic best interest or to forego an indication that they believe does not provide significant market potential even if clinical data is supportive of further development for such indication;

•	our collaboration partners may choose not to develop and commercialize our collaboration products in certain relevant markets;

•	our collaboration partners may take considerably more time advancing our product candidates through the clinical and regulatory process than we currently anticipate, which could materially delay the achievement of milestones and, consequently the receipt of milestone payments from our collaboration partners;

•	our collaboration partners have substantial discretion under their respective agreements regarding how they structure their efforts and allocate resources to fulfill their obligations to diligently develop, manufacture, obtain regulatory approval for and commercialize our collaboration products;

•	our collaboration partners control all aspects of commercialization efforts under their respective license agreements and may change the focus of their development and commercialization efforts or pursue higher-priority programs and, accordingly, reduce the efforts and resources allocated to their collaborations with us;

•	our collaboration partners are solely responsible for obtaining and maintaining all regulatory approvals and may fail to develop a commercially viable formulation or manufacturing process for our product candidates, and may fail to manufacture or supply sufficient drug substance for commercial use, if approved, which could result in lost revenue;

•	our collaboration partners may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements;

•	if any of our agreements with our collaboration partners terminate, we will no longer have any rights to receive potential revenue under such agreement, in which case we would need to identify alternative means to continue the development, manufacture and commercialization of the affected product candidates, alone or with others;

•	our collaboration partners have the discretion to sublicense their rights with respect to our collaboration technology in connection with collaboration product candidates to one or more third parties without our consent;

•	our collaboration partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with products on which they are collaborating with us or which could affect our collaboration partners’ commitment to the collaboration; and

•	if our collaboration partners receive approval for any of the collaboration product candidates, reductions in marketing or sales efforts or a discontinuation of marketing or sales of our product candidates by our collaboration partners would reduce any royalties we could be entitled to receive, which are based on the sales of our product candidates by our collaboration partners.

In addition, the collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses under various conditions, which if exercised would adversely affect our product development efforts, make it difficult for us to attract new partners and adversely affect our reputation in the business and financial communities. Our collaboration partners have the right to terminate their respective collaboration agreements with us, upon advance written notice, in the event of our uncured material breach of the agreement and for convenience. In addition, Sanofi may terminate its agreement with us in the event we initiate non-infringement, invalidity or unenforceability proceedings with respect to Sanofi patents. Genentech may also terminate in the event of our bankruptcy or insolvency, or if we undergo a change of control in favor of a competitor of Genentech and that competitor does not segregate our company’s personnel and activities under the agreement.

In addition, certain provisions in our exclusive license agreement with Genentech may discourage certain takeover or acquisition attempts, including that in the event we undergo a change of control in favor of a competitor of Genentech and that competitor does not segregate our company’s personnel and activities under the license agreement, Genentech may terminate the license agreement.

The timing and amount of any milestone and royalty payments we may receive under our agreements with our collaboration partners will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates by our collaboration partners. We cannot be certain that any of the development and regulatory milestones will be achieved or that we will receive any future milestone payments under these agreements. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans.

We may form additional strategic collaborations in the future with respect to our proprietary programs, but we may not realize the benefits of such collaborations.

We may form strategic collaborations, create joint ventures or enter into licensing arrangements with third parties with respect to our independent programs that we believe will complement or augment our existing business. We have historically engaged, and intend to continue to engage, in partnering discussions with a range of biopharmaceutical companies and could enter into new collaborations at any time. We face significant competition in seeking appropriate strategic partners, and the negotiation process to secure appropriate terms is time-consuming and complex. Any delays in identifying suitable development partners and entering into agreements to develop our product candidates could also delay the commercialization of our product candidates, which may reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish such a strategic partnership for any future product candidates and programs on terms that are acceptable to us, or at all. This may be for a number of reasons, including that our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, our research and development pipeline may be viewed as insufficient, and/or third parties may not view our product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile. Even if we are successful in entering into a strategic alliance or license arrangement, there is no guarantee that the collaboration will be successful, or that any future collaboration partner will commit sufficient resources to the development, regulatory approval, and commercialization of our product candidates, or that such alliances will result in us achieving revenues that justify such transactions.

TransCon PTH, TransCon CNP and our other product candidates, other than TransCon hGH, are in various stages of preclinical development and we may not be successful in our efforts to successfully develop these products or expand our pipeline of product candidates.

A key element of our strategy is to expand our pipeline of product candidates utilizing our proprietary TransCon technology, and to advance such product candidates through clinical development, either on our own or in conjunction with strategic collaboration partners. Other than TransCon hGH, our current unlicensed product candidates are in various stages of preclinical development, and will require substantial preclinical and clinical development and testing, and eventually regulatory approval, prior to commercialization. TransCon hGH is our only unlicensed product candidate currently in active clinical development. Our other unlicensed product candidates, including TransCon PTH and TransCon CNP, are in preclinical development and may require significant time and additional research and development before we can file a Clinical Trial Application or IND with regulatory authorities to begin clinical studies. Of the large number of drugs in development, only a small percentage of such drugs successfully complete the EMA or FDA regulatory approval process and are commercialized. Accordingly, even if we are able to continue to fund such development programs, our product candidates may not be advanced to clinical studies or be successfully developed or commercialized. In addition, our preclinical product candidates may not demonstrate the advantages we expect from application of our TransCon technology in preclinical studies. In such event, we may decide not to progress any such product candidates into clinical trials.

Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Although our research and development efforts to date have resulted in several development programs, we may not be able to develop product candidates that are safe and effective. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

•	the research methodology used and our TransCon technology may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may nevertheless be covered by third parties’ intellectual property rights or other types of exclusivity and we may not be able to obtain a license from such third party or the license terms may not be acceptable to us;

•	the market for a product candidate may change during our program or we may discover that such market was smaller than initially expected so that such a product may become financially unfeasible to continue to develop;

•	a product candidate may be demonstrated to have harmful side effects or not to be effective, or otherwise not to meet other requirements for regulatory approval;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, or reimbursable by third-party payors, if applicable.

Even if we are successful in continuing to expand our pipeline, through our own research and development efforts or by pursuing in-licensing or acquisition of product candidates, the potential product candidates that we identify or acquire may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize a product pipeline, we may not be able to generate revenue from product sales in future periods or achieve or sustain profitability.

Interim and/or preliminary data from our clinical trials that we have announced, or that we may announce or publish from time to time, may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim or preliminary data from our clinical studies. Interim data for the trials we may complete are subject to the risk that one or more of clinical outcomes may materially change as patient enrollment continues and/or more patient data become available. Preliminary data would also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, any interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data could significantly harm our business prospects.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we have focused on research programs and product candidates that utilize our proprietary TransCon technology. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We rely on third parties to conduct our nonclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for, or commercialize, our product candidates.

We do not have the ability to independently conduct clinical trials or nonclinical studies. We rely on medical institutions, clinical investigators, contract laboratories, collaboration partners and other third parties, such as CROs, to conduct clinical trials of our product candidates. The third parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we control only certain aspects of their activities and have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our nonclinical studies and our clinical trials, we remain responsible for ensuring that each of our nonclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good laboratory practices, or GLPs, for nonclinical studies, and good clinical practices, or GCPs, for clinical studies. GLPs and GCPs are regulations and guidelines enforced by the Competent Authorities of the Member States of the European Economic Area, or EEA, the FDA and comparable foreign regulatory authorities for all of our products in nonclinical and clinical development, respectively. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our third party contractors fail to comply with applicable regulatory requirements, including GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the FDA, or similar regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be certain that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. The failure of our contract manufacturers to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Even if our product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success, which will depend, in part, upon the degree of acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community.

Even if our product candidates obtain EMA, FDA or other regulatory approvals, and are ultimately commercialized, our product candidates may not achieve market acceptance among physicians, patients, third-party payors, patient advocacy groups and the medical community. The degree of market acceptance, if any, for our most advanced product candidates for which marketing approval is obtained will depend on a number of factors, including:

•	the efficacy of the products as demonstrated in clinical trials;

•	the prevalence and severity of any side effects and overall safety profile of the product;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment and their willingness to pay for them;

•	relative convenience and ease of administration of our products;

•	the potential and perceived advantages of our product candidates over current treatment options or alternative treatments, including future alternative treatments;

•	the availability of supply of our products and their ability to meet market demand;

•	marketing and distribution support for our product candidates;

•	the quality of our relationships with patient advocacy groups; and

•	coverage and reimbursement policies of government and other third-party payors.

If our product candidates that obtain regulatory approval do not achieve significant market acceptance or commercial success, this could harm our business, results of operations and prospects, and the value of shares or ADSs.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if any. If any of our product candidates receives marketing approval and subsequently causes undesirable side effects, the ability to market the product candidates could be compromised.

Undesirable side effects caused by TransCon hGH, TransCon PTH, TransCon CNP or our other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the FDA or similar authorities. In the event that trials conducted by us or our collaboration partners, or trials we conduct with our unlicensed product candidates, reveal a high and unacceptable severity and prevalence of side effects, such trials could be suspended or terminated and the EMA, the FDA or similar regulatory authorities could order our collaboration partners or us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, in the event that any of our product candidates receives regulatory approval and we or others later identify undesirable side effects caused by one of our products, a number of potentially significant negative consequences could occur, including:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	we, or our collaboration partners, may be required to recall the product;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof, including the imposition of a Risk Evaluation and Mitigation Strategies plan that may require creation of a Medication Guide outlining the risks of such side effects for distribution to patients, as well as elements to assure safe use of the product, such as a patient registry and training and certification of prescribers;

•	we, or our collaboration partners, may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of the foregoing events could prevent us, or our collaboration partners, from achieving or maintaining market acceptance of a particular product candidate, if approved, and could result in the loss of significant revenue to us, which would harm our results of operations and business.

Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer.

The markets in which we intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological changes. Some of our product candidates are for fields in which competitive products already exist and are established. We expect competition to intensify as technological advances are made or new drugs and biotechnology products are introduced. New developments by competitors may render our current or future product candidates and/or technologies non-competitive, obsolete or not economical. Our competitors’ products may be more efficacious or marketed and sold more effectively than any of our product candidates.

We are aware of several pharmaceutical and biopharmaceutical companies that have commenced clinical studies of products or have successfully commercialized products addressing areas that we are targeting. For example, several companies are developing sustained release or long-acting products for the treatment of growth hormone deficiency, including Bioton S.A., Critical Pharmaceuticals, Ltd., Dong-A Pharmaceutical, GeneScience Pharmaceuticals Co., Ltd., Genexine Inc., Hanmi Pharmaceuticals Co., Ltd., Novo Nordisk A/S, OPKO Health, Inc. (in collaboration with Pfizer Inc.), Teva Pharmaceutical Industries Ltd. and Versartis, Inc. Shire plc owns the rights to Natpara, a treatment for hypoparathroidism. In addition, we are aware of several academic groups and companies working on making longer-acting agonists of the PTH receptor, or PTH1R, including Chugai Pharmaceutical Co., Ltd., Extend Biosciences, Endocrine Unit at Massachusetts General Hospital, and Eli Lilly and Company. BioMarin Pharmaceuticals, Inc. is developing vosoritide for the treatment of achondroplasia, Therachon and BioClin Therapeutics, Inc. are developing compounds for achondroplasia. Other companies are developing or commercializing prostacyclin-based therapies to treat pulmonary arterial hypertension, or PAH, including Actelion Pharmaceuticals Ltd., GlaxoSmithKline LLC, Insmed Inc., and United Therapeutics Corporation, and many small and large biopharmaceutical companies are developing therapies for diabetes and ophthalmic indications. In addition to product-based competition, our TransCon technology faces technology-based competition as we believe other companies are developing or evaluating enhanced drug delivery and sustained release technologies. In particular, we believe Nektar Therapeutics, OPKO Health, Inc., ProLynx LLC and Serina Therapeutics, Inc. are developing technologies that use reversible linkers and that may be competitive with our TransCon technology.

It is also possible that our competitors will commercialize competing drugs or treatments before we or our collaboration partners can launch any products developed from our product candidates. We also anticipate that we will face increased competition in the future as new companies enter into our target markets.

Furthermore, to the extent we are developing TransCon product candidates that incorporate already approved drugs, we face competition from the pharmaceutical companies which are currently marketing such approved products. These pharmaceutical companies can generally be expected to seek to delay the introduction of competing products through a variety of means including:

•	filing new formulation patent applications on drugs whose original patent protection is about to expire;

•	filing an increasing number of patent applications that are more complex and costly to challenge;

•	filing suits for alleged patent infringement that automatically delay FDA approval;

•	developing patented controlled-release or other “next-generation” products, which may compete with TransCon product candidates;

•	establishing exclusive contracts with third party payors; or

•	changing product claims and product labeling.

Any one of these strategies may increase the costs and risks associated with our efforts to introduce any of our product candidates and may delay or altogether prevent such introduction.

Many of our competitors have:

•	significantly greater name recognition, financial, marketing, research, drug development and technical and human resources than we have at every stage of the discovery, development, manufacturing and commercialization process and additional mergers and acquisitions in the biotechnology industries may result in even more resources being concentrated in our competitors;

•	more extensive experience in commercializing drugs, conducting preclinical testing, conducting clinical studies, obtaining regulatory approvals, challenging patents and in manufacturing and marketing pharmaceutical products;

•	products that have been approved or are in late stages of development; and

•	collaboration arrangements in our target markets with leading companies and research institutions.

If we successfully develop and obtain approval for our product candidates, we will face competition based on many different factors, including:

•	the safety and effectiveness of our product candidates;

•	the timing of and specific circumstances relating to regulatory approvals for these product candidates;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	the effectiveness of our marketing and sales capabilities;

•	the price of our product candidates;

•	the availability and amount of third-party reimbursement for our product candidates; and

•	the strength of our patent position.

In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

Our competitors may develop or commercialize products with significant advantages in regard to any of these factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our business, results of operations and prospects, and the value of shares or ADSs.

For additional information regarding the competitive landscape for our product candidates, see “Item 4 B. Information on the Company – Business Overview – TransCon Product Candidates” of our Annual Report on Form 20-F filed on April 15, 2016.

Our proprietary TransCon technology is a new approach to extending the residence time and duration of action of a variety of drug products and may not result in any products of commercial value.

Our TransCon technology has been developed to improve the delivery of a variety of drug products. However, we cannot be certain that our TransCon technology will be deemed safe or efficacious, nor that any aspects of our TransCon technology will yield additional product candidates that could enter clinical development and, ultimately, be commercially valuable. Further, one of our two carrier systems, the TransCon hydrogel carrier system, has never been used in humans. As a result, our TransCon hydrogel carrier, when dosed in humans, may fail to perform as we expect. Failure of any of our product candidates to be successfully developed and approved may result in our TransCon technology being viewed as an ineffective approach to developing drug products which would harm our business and prospects.

We apply our TransCon technology to both approved and unapproved parent drugs to extend the life of such drugs in the body, and to enhance the overall benefit of a given therapy. Even when applied to approved parent drugs, we have generated limited clinical data on our product candidates using our TransCon technology with respect to safety and efficacy for long-term treatment in humans. The long-term safety and efficacy of our TransCon technology and the extended life in the body of our product candidates utilizing TransCon technology compared to currently approved products is unknown, and it is possible that our product candidates may have an increased risk of unforeseen reactions following extended treatment relative to other currently approved products. If extended treatment with product candidates utilizing TransCon in our ongoing or future clinical trials results in any concerns about the safety or efficacy of our TransCon technology, we may be unable to successfully develop or commercialize our product candidates.

Product candidates created utilizing the TransCon Prodrug technology are new chemical entities that employ novel technologies that have not yet been approved by the FDA, EMA or other regulatory authorities. These regulatory authorities have limited experience in evaluating our technologies and product candidates.

Our TransCon prodrug technology allows for the creation of new molecular entities through the transient conjugation of parent drug molecules to our soluble and microparticle TransCon carrier molecules via our TransCon linkers. We and our collaboration partners are developing product candidates based on these novel technologies, and we intend to work closely with our collaboration partners to understand and deliver the requisite demonstration of safety and efficacy that the FDA, the EMA and other regulatory authorities may seek for the approval of product candidates that incorporate the TransCon technology. It is possible that the regulatory approval process may take significant time and resources and require deliverables from independent third parties not under our control. For some of our product candidates, the regulatory approval path and requirements may not be clear, which could add significant delay and expense. Delays or failure to obtain regulatory approval of any of the products that we or our collaboration partners develop using our novel technologies would adversely affect our business.

We have limited clinical data on product candidates utilizing the TransCon technology platform to indicate whether they are safe or effective for long-term use in humans.

Our product candidates transiently link a parent drug molecule to selected TransCon carriers via our TransCon linkers. Once injected, we believe that our prodrugs predictably release the unmodified parent drug molecule over time, thus preserving the parent drug’s original mode of action, and, we believe, the parent drug’s original safety and efficacy profile. We believe that our TransCon carriers remain bound to our TransCon linkers and that they are cleared from the body predominantly by renal filtration and biliary transport with fecal excretion. We have limited clinical data on product candidates utilizing the TransCon technology to indicate whether they are safe or effective for long-term use in humans, including the safety of any degradation products that may result after the TransCon carrier and TransCon linker are cleaved from the parent drug molecule. As an example, our TransCon prodrugs utilize polyethylene glycol, or PEG, and hydrogels incorporating PEG-based polymers as TransCon carriers. Although the safety and efficacy of PEG and permanently PEGylated proteins has been demonstrated within their respective indications by the approval of drugs such as PegIntron®, PegaSys®, Neulasta®, Somavert®, Cimzia®, Krystexxa®, and Adynovate® and we are not aware of any evidence for PEG-related safety issues with PEGylated proteins in the clinic, health authorities, including the EMA, have historically posed general questions relating to the distribution, elimination, and the potential for PEG accumulation to pharmaceutical companies involved in the development of PEGylated drug products. If treatment with any of our product candidates in our clinical trials results in concerns about their safety or efficacy, we and our collaboration partners may be unable to successfully develop or commercialize any or all of our TransCon technology based product candidates or enter into collaborations with respect to our product candidates.

We have limited clinical data on TransCon hGH and TransCon Treprostinil, and no clinical data on any of our other product candidates, to indicate whether they are safe or effective for long-term use in humans.

We have generated clinical data on six months of dosing with TransCon hGH, single-dose clinical data on TransCon Treprostinil, and no clinical data on any of our other product candidates, including TransCon PTH and TransCon CNP, that utilize the TransCon technology to extend their duration of action. It is unknown whether long-term repeated administration of TransCon hGH, TransCon Treprostinil, TransCon PTH or TransCon CNP could result in issues that may adversely affect safety. If extended treatment with TransCon hGH, TransCon Treprostinil, TransCon PTH, TransCon CNP, or any of our other product candidates, in our clinical trials, results in any safety or efficacy concerns, we may be unable to successfully develop or commercialize our product candidates or enter into collaborations with respect to our product candidates.

We lack direct sales and marketing capabilities, and are wholly dependent on collaboration partners for the commercialization of our product candidates. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to commercialize any of our product candidates.

We have no direct sales, marketing or distribution capabilities. We have entered into collaboration agreements with third parties to market and sell product candidates in the fields of diabetes (unspecified TransCon Peptides) and ophthalmology (TransCon Ranibizumab). Currently, we have no sales, marketing or distribution agreements for TransCon hGH, TransCon PTH, TransCon CNP, or our other product candidates. We may enter into arrangements with third parties to market and sell certain of our other product candidates. We may not be able to enter into such marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may turn out not to be sufficient.

We currently do not have our own sales organization. In order to commercialize any of our product candidates, we or our collaboration partners must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If one or more of our product candidates receives regulatory approval, we may establish a specialty sales organization with technical expertise and supporting distribution capabilities to co-promote and/or commercialize our product candidates, which will be expensive and time consuming. As a company, we have no prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, comply with regulatory requirements applicable to the marketing and sale of drug products and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities with respect to a non-licensed product candidate would adversely impact the commercialization of such product candidate.

We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates.

We rely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any approved product candidates and device.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing our products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. We depend on our collaboration partners and other third parties to manufacture and provide analytical services with respect to our most advanced product candidates and device.

In addition, if our product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, we and/or our collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and/or our collaboration partners are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins could be adversely affected. To be successful, our product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or our collaboration partners will regularly need to secure access to facilities to manufacture some of our product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the EEA, the FDA and other regulatory authorities. If we and/or our collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of shares or ADSs could be adversely affected.

We and/or our collaboration partners may encounter problems with aspects of manufacturing our collaboration products and product candidates, including the following:

•	production yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with FDA and EEA regulations;

•	production costs; and

•	development of advanced manufacturing techniques and process controls.

We evaluate our options for clinical study supplies and commercial production of our product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. We cannot be certain that we or our collaboration partners will be able to contract with any of these companies on acceptable terms, if at all, all of which could harm our business, results of operations and prospects, and the value of shares or ADSs.

In addition, we or our collaboration partners, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMPs requirements. We do not control the manufacturing process of our product candidates, and, other than with respect to our collaboration product candidates, we are dependent on our contract manufacturing partners for compliance with cGMPs regulations for manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution.

Under our agreements with our collaboration partners, the manufacturing of our collaboration product candidates are the responsibility of the applicable collaboration partner. We are entirely dependent on our collaboration partners for all aspects of the manufacturing and validation process, as well as providing all commercial supply of our collaboration product candidates. For additional information regarding the risks of our dependence on our collaboration partners, see the risk factors above “—We are substantially dependent on the success of our most advanced product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized” and “—We depend on collaboration partners to develop and conduct clinical studies with, obtain regulatory approvals for, and manufacture, market and sell our collaboration product candidates, and if such collaboration partners fail to perform as expected, or are unable to obtain the required regulatory approvals for such product candidates, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.”

If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or similar regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the Competent Authorities of the Member States of the EEA, or a similar regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical studies. Any significant delay or discontinuation in the supply of such materials would delay completion of our clinical studies and harm our business.

There are a limited number of suppliers for raw materials that we use to manufacture our drugs, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical studies, and, if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical study unless we believe we have on hand, or will be able to manufacture a sufficient supply of a product candidate to complete such study, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for a clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

Any inability to obtain suppliers, including an inability to obtain, or delay in obtaining, approval of a supplier from the Competent Authorities of the Member States of the EMA, the FDA or other regulatory authorities, would delay or prevent the clinical development and commercialization of our product candidates, and could impact our ability to meet supply obligations to collaboration partners for the development of, or future marketing and sale, of our product candidates.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

Our business exposes us to potential product liability risks which are inherent in research and development, preclinical and clinical studies, manufacturing, marketing and use of our product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims may be expensive to defend and may result in judgments against us which are potentially punitive. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize or co-promote our product candidates.

It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. We believe that our product liability insurance for clinical studies is sufficient to cover claims. We currently maintain liability insurance with certain specified coverage limits. We cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $8 million in the aggregate. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various, limits, exclusions and deductibles, and given these various limits, exclusions and deductibles, we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

We will need to significantly increase the size of our organization and we may have difficulties in managing our growth and expanding our operations successfully.

As of June 30, 2016, we had 98 full-time employees. As we and/or our collaboration partners advance our product candidates through the development and commercialization process, we will need to expand managerial, operational, financial and other resources in order to manage our operations, preclinical and clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities or contract with other organizations to provide these capabilities for us. As operations expand, we expect that we will need to manage additional relationships with various collaboration partners, suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we either internally, together with our collaboration partners or through third party contractors, as applicable:

•	expand our general and administrative functions;

•	identify, recruit, retain, incentivize and integrate additional employees;

•	manage our internal development efforts effectively while carrying out our contractual obligations to third parties;

•	establish and build a marketing and commercial organization; and

•	continue to improve our operational, legal, financial and management controls, reporting systems and procedures.

If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We incur significant costs as a result of operating as a new public company, and our management devotes substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We incur significant legal, accounting and other expenses as a new public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and regulations regarding corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to ensure that we maintain compliance with all of these requirements. Moreover, the reporting requirements, rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as members of our senior management, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

We are subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our senior management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the year ended December 31, 2015, Section 404 required an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act,

we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of our IPO, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, or (3) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of the ADS and our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than an aggregate of $1.0 billion in non-convertible debt during the prior three-year period.

As we grow our business and enter into new activities, and as the reporting requirements increase, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, as we did as of December 31, 2015, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of the ADSs to fall. In addition, as a public company we are required to file accurate and timely annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of the ADSs from The NASDAQ Global Select Market or other adverse consequences that would harm our business.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2015. If we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us and could have a material adverse effect on the price of the ADSs.

In accordance with Section 404, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 and based on our management’s assessment using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework, management concluded that our internal control over financial reporting was not effective as of December 31, 2015. Management identified two control deficiencies that constitute material weaknesses. Firstly, a material error in research and development costs for the year ended December 31, 2015 was identified and corrected. Due to a material weakness in the design of our controls related to the recognition of costs for deliverables under our supplier agreements, research and development costs were overstated by an amount that should have been recognized in the following financial year. Secondly, we commenced but did not complete the design and implementation of adequate internal controls relating to entity-level controls, controls over financial reporting and controls over our IT applications.

We have developed and implemented a remediation plan for these material weaknesses and despite our expectations regarding our remediation plan, our remediation plan may not be effective to fully remediate the internal control weaknesses. We cannot assure you that our remediation efforts will be successful or that similar material weaknesses will not recur, nor that we will able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we cannot in the future favorably assess the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on the trading price of the ADSs.

Our operating results may vary significantly from period to period and these variations may be difficult to predict.

Our potential future revenues and operating results are expected to vary significantly from period to period due to a number of factors. Many of these factors are outside of our control. These factors include:

•	the timing of regulatory approvals, if any, for our most advanced product candidates;

•	the initiation of intellectual property litigation by third parties or by us;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities;

•	the timing of the commencement, completion or termination of collaboration agreements;

•	the timing and amount of payments to us under our collaboration agreements, if any;

•	the introduction of new products and services by us, our collaboration partners or our competitors;

•	delays in preclinical testing and clinical studies;

•	changes in regulatory requirements for clinical studies;

•	costs and expenses associated with preclinical testing and clinical studies; and

•	payment of license fees for the right to use third-party proprietary rights.

Our revenues in any particular period may be lower than we anticipate and, if we are unable to reduce spending in that period, our operating results will be harmed.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

We may consider strategic transactions, such as acquisitions of companies, asset purchases, and in-licensing or out-licensing of products, product candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our senior management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

•	up-front, milestone and royalty payments, equity investments and financial support of new research and development candidates including increase of personnel, all of which may be substantial;

•	exposure to unknown liabilities, including potential indemnification claims from a potential spin-off or out-license of certain of our intellectual property rights;

•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products, product candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher-than-expected acquisition and integration costs;

•	lower-than-expected benefits, from out-licensing or selling our technology, intellectual property or any of our subsidiaries or, from in-licensing intellectual property or purchasing assets;

•	write-downs of assets or goodwill or impairment charges;

•	difficulty and cost in combining or separating the operations and personnel of any acquired or sold businesses with our existing operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired or sold businesses due to changes in our senior management and ownership; and

•	inability to retain key employees of any acquired businesses.

Accordingly, although we cannot be certain that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks, and could harm our business, results of operations, financial condition and prospects.

Exchange rate fluctuations or abandonment of the euro currency may harm our results of operations and financial condition.

Due to the international scope of our operations, fluctuations in exchange rates, particularly between the euro, the Danish krone and the U.S. dollar, may adversely affect us. Although we are based in Denmark, we source research and development, manufacturing, consulting and other services from several countries. In addition, our arrangements with our collaboration partners are denominated in euros and U.S. dollars. Further, potential future revenue may be derived from abroad, including from the United States. We currently attempt to limit our exposure to exchange rate risks by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses; however, for a variety of reasons we may be unable to maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and we may fail to predict the currency of our future expenses, accurately or at all. As a result, our business and the price of the ADSs may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. We currently do not enter into foreign exchange contracts to cover our exposure to exchange rate fluctuations, or any other form of exchange rate hedging arrangements. If we fail to manage foreign exchange risk adequately our business, results of operations and prospects, and the value of shares or ADSs may be adversely affected.

In addition, the possible abandonment of the euro by one or more members of the European Union could harm our business in the future. Despite measures taken by the European Union to provide funding to certain E.U. member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more E.U. member states. The effects on our business of a potential dissolution of the European Union, the exit of one or more E.U. member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could harm our business, financial condition and results of operations.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of the ADSs.

Risks associated with our international operations, including seeking and obtaining approval to commercialize our product candidates in foreign jurisdictions, could harm our business.

We engage extensively in international operations, which include seeking marketing approval for certain of our product candidates in foreign jurisdictions. We expect that we are or will be subject to additional risks related to entering into these international business markets and relationships, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	differing U.S. and non-U.S. drug import and export rules;

•	reduced protection for intellectual property rights in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems, and different competitive drugs;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from development work conducted by these distributors; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

The manufacture of our TransCon product candidates is dependent upon third party manufacturers that are based in other parts of the world, including Europe and Japan. This manufacturing process requires that the components used in our product candidates are transported long distances, through multiple countries, which increases the risk that issues in the global supply chain or other disruptions to the international marketplace could harm our business.

The parent drug, drug substance, drug product and other components of our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply could materially and adversely affect our business.

Our growth hormone parent drug as well as our TransCon hGH drug substance are supplied by Fujifilm Diosynth Biotechnologies UK Limited, or Fujifilm, pursuant to our agreement with Fujifilm. TransCon hGH drug product in vials is made by Rentschler Biotechnologie GmbH, or Rentschler, pursuant to our agreement with Rentschler. We expect that TransCon hGH drug product in dual chamber cartridges will be supplied by Vetter Pharma Fertigung for use in our drug delivery device made by Medicom Innovation Partner A/S. The intermediates of our proprietary TransCon linkers are made by CARBOGEN AMCIS AG under an agreement with CARBOGEN AMCIS AG and accompanying purchase orders. For products that utilize soluble TransCon carriers, NOF Corporation (Japan) supplies PEGs and is responsible for coupling it to our TransCon linkers under manufacturing agreements and accompanying purchase orders. We do not currently have any other suppliers for the drug substance, drug product or other components of our product candidates and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot provide assurance that identifying alternate sources and establishing relationships with such sources would not result in significant delays in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

We may not be successful in our efforts to identify additional product candidates based on our TransCon technology.

An important element of our strategy is to develop new products and product candidates based on our TransCon technology and we are seeking to identify a new rare disease therapeutic area with three high-value product opportunities including a clinical-stage candidate by 2020. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including that:

•	the research methodology used may not be successful in identifying potential product candidates; or

•	potential product candidates may, on further study, be shown to have inadequate efficacy, harmful side effects or other characteristics suggesting that they are unlikely to be effective or safe products, or that they may not be sufficiently differentiated or offer substantial improvement over the currently available treatment options or standard of care in a given therapeutic category.

If we are unable to develop suitable product candidates through internal research programs or otherwise, we will not be able to increase our revenues in future periods, which could harm our business, results of operations and prospects, and the value of shares or ADSs.

We are highly dependent on the services of our President and Chief Executive Officer, Jan Møller Mikkelsen, and our Chief Scientific Officer, Dr. Harald Rau, and if we are not able to retain these members of our senior management or recruit additional management, clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified personnel. We may not be able to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

In particular, we are highly dependent upon Jan Møller Mikkelsen, our President and Chief Executive Officer, and Dr. Harald Rau, our Chief Scientific Officer. The loss of services of either of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates.

We may have difficulties in attracting and retaining key personnel, and if we fail to do so our business may suffer.

We are highly dependent on the principal members of our senior management and scientific staff, the loss of whose services could adversely affect the achievement of planned development objectives. Although we have not historically experienced unique difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. This is particularly true in Heidelberg, Germany where we operate our research and development activities. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

For us to further expand our product development plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation and finance, and might need to hire personnel with expertise in manufacturing and marketing. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. Although we may be successful in attracting and retaining suitably qualified scientific personnel, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms given the competition for experienced scientists from numerous pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Our failure to do so could adversely affect our business, results of operations and prospects, and the value of shares or ADSs.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs and other critical business functions.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our regulatory approval efforts, and the loss of research data could result in delays of our research and development efforts and it would be expensive to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Risks Related to Government Regulatory and Legal Requirements

The regulatory approval processes of the EMA, the FDA and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug products are subject to extensive regulation by the FDA, E.U. legislative bodies and other regulatory authorities in the United States, the EEA and other jurisdictions, which regulations differ from country to country. Neither we nor any of our collaboration partners is permitted to market any drug product in the United States until we receive marketing approval from the FDA. Equally, neither we nor any of our collaboration partners is permitted to market any drug product in the EEA until we receive a marketing authorization from the EMA or EEA Member State Competent Authorities. We have not submitted an application or obtained marketing approval for any of our product candidates anywhere in the world. Obtaining regulatory approval of a new drug application, or NDA, or marketing authorization, can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S., EEA and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions or other actions, including:

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	withdrawal of regulatory approval of products;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of production; and

•	refusal to approve pending NDAs, marketing authorization applications, or supplements to approved NDAs or extensions or variations to marketing authorizations.

Prior to obtaining approval to commercialize a drug candidate in the United States, the EEA or other regions, we or our collaboration partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the EMA, the FDA or other similar regulatory authorities, that such drug candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA, or EMA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our drug candidates are promising, such data may not be sufficient to support approval by the EMA, the FDA and other regulatory authorities. Administering drug candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the EMA, the FDA or other regulatory authorities denying approval of a drug candidate for any or all targeted indications.

The time required to obtain approval by the EMA, the FDA and comparable authorities is unpredictable, typically takes many years following the commencement of clinical studies, and depends upon numerous factors. The EMA, the FDA and comparable authorities have substantial discretion in the approval process and we may encounter matters with the EMA, the FDA or such comparable authorities that requires us to expend additional time and resources and delay or prevent the approval of our product candidates. For example, the FDA or EMA may require us to conduct additional studies or trials for drug products either prior to or post-approval, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects in our current clinical trials from the United States or Europe. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or result in a decision not to approve an application for regulatory approval. Despite the time and expense exerted, failure can occur at any stage. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the EMA, the FDA or other comparable foreign regulatory authorities may disagree with the design or implementation of our, or our collaboration partners’, clinical studies;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which approval is sought;

•	the EMA, the FDA or comparable foreign regulatory authorities may disagree with the interpretation of data from preclinical studies or clinical studies;

•	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of a NDA, marketing authorization application, or other submission or to obtain regulatory approval in the United States, the EEA or elsewhere;

•	we, or our collaboration partners, may be unable to demonstrate to the EMA, the FDA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	the EMA, the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers responsible for clinical and commercial supplies; and

•	the approval policies or regulations of the EMA, the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical studies, may result in our failure to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects. Additionally, if the FDA requires that we conduct additional clinical studies, places limitations on our label, delays approval to market our product candidates or limits the use of our products, our business and results of operations may be harmed.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.

We do not have and may never obtain the regulatory approvals we need to market our product candidates.

We have not yet received any regulatory approvals required for the commercial sale of TransCon hGH, TransCon PTH, TransCon CNP, or any of our other product candidates in the United States, the EEA or in any other jurisdiction. Furthermore, we have yet to submit an NDA to the FDA, or a Marketing Authorization Application, or MAA, to the EMA, national regulatory authorities in Europe or to any international regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval or licensure, and we cannot be certain that any of our product candidates will be approved or licensed for marketing. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved. If any or all of our product candidates are not approved, this could harm our business, results of operations and prospects, and the value of shares or ADSs.

If we are unable to file an MAA for approval to the EMA for our product candidates, or if we are required to generate additional data related to safety and efficacy, in order to obtain approval from the FDA for any of our product candidates, we may be unable to meet our anticipated development and commercialization timelines.

While we have an active IND with the FDA for TransCon hGH, we have not yet completed our discussions with the FDA regarding the development of TransCon hGH in pediatric indications, or the nature or extent of studies we may be required to conduct in order to support an application for approval or obtain approval of TransCon hGH in the United States for pediatric indications. The timeline for submission and review of our MAAs and NDAs is based on our plan to submit those materials, wherein we will rely in part on data in the public domain or prior conclusions of safety or effectiveness concerning a drug. We have not yet filed an MAA with the EMA for any of our product candidates. Depending on the data that may be required by the EMA for approval, some of the data may be related to products already approved by the EMA. If the data relied upon is related to products already approved by the EMA and covered by data exclusivity we could be required to conduct substantial new research and development activities beyond those in which we currently plan to engage in order to obtain approval of our product candidates. Such additional new research and development activities would be costly and time consuming.

We are developing a pen device and higher-strength version of TransCon hGH to facilitate the administration of the product by end-users and additional time may be required to obtain regulatory approval for our pen device or higher-strength version.

We are developing a pen device with Medicom Innovation Partner A/S to facilitate the administration of TransCon hGH by patients. We anticipate the EMA, the FDA and other similar regulatory authorities will require a separate approval of our pen device that is in addition to the approval we are seeking for the drug component of TransCon hGH. Because of our pen device, the FDA’s review of TransCon hGH may include the participation of both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health, which may complicate or prolong the review, and in the EEA the EMA’s review may require the involvement of an EU Notified Body. As a result, we may experience delays for our pen device and TransCon hGH.

We recently completed a Phase 1 comparability study of a higher-strength version of TransCon hGH that we believe would enable smaller injection volumes of TransCon hGH for patients with GHD as well as those who may require higher doses of TransCon hGH, such as those being treated with growth hormone for conditions such as Turner Syndrome or Idiopathic Short Stature. Failure to successfully develop this higher-strength version may require larger injection volumes for certain patients requiring higher doses of TransCon hGH than what is typically used to treat GHD patients.

Safety issues with the parent drugs or other components of our product candidates, or with approved products of third parties that are similar to our product candidates, could give rise to delays in the regulatory approval process.

Our product development portfolio consists of prodrugs that are new molecular entities that incorporate existing parent drug molecules, many of which have been previously approved by the EMA, the FDA or other foreign regulatory authorities. Discovery of previously unknown problems with any of the parent drugs that we use in our TransCon product candidates may result in restrictions on its permissible uses, including withdrawal of the product from the market.

Additionally, problems with approved parent drugs marketed by third parties that utilize the same therapeutic target as the parent drug we use in our TransCon product candidates could adversely affect the development of our product candidates.

Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay commercialization of the product candidates and severely harm our business and financial condition.

We are subject to extensive and costly government regulation. If we fail to obtain or maintain governmental approvals, we will not be able to commercialize our product candidates and our business will suffer.

Pharmaceutical products, including product candidates employing our technology, are subject to extensive and rigorous government regulation. The FDA, the EMA and other regulatory authorities regulate the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. If products employing our technology are marketed in countries outside of the European Union and the United States, they will also be subject to extensive regulation by other governments. The regulatory review and approval or licensing process, including preclinical testing and clinical studies of each product candidate, is lengthy, expensive and uncertain. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA, EMA and/or EEA Competent Authorities for each indication to establish the candidate’s safety and efficacy. The approval process takes many years, requires substantial resources, involves post-marketing surveillance, and may involve ongoing post-marketing studies. While clinical studies are designed with scientific advice from regulatory authorities, such plans must often be put in place years in advance of application for marketing approval. At the time of such application, the clinical and regulatory environment may have changed significantly as a result of new scientific discoveries, competitor product evaluations, changes in medical health care policies, new technical standards and other factors beyond our control.

Regulators can refuse marketing approval, or can require us or our collaboration partners to repeat previous clinical studies or conduct further clinical studies. A pre-approval inspection of manufacturing facilities by regulatory authorities may need to be completed before marketing approval can be obtained, and such facilities will be subject to periodic inspections that could prevent or delay marketing approval, or require the expenditure of financial or other resources to address. If we or our collaboration partners do not succeed in obtaining regulatory approval, or succeed only after delays, this could have a material effect on our ability to generate revenues. Delays in obtaining regulatory approvals may:

•	adversely affect the successful commercialization of any product that we or our collaboration partners develop;

•	impose costly procedures on us or our collaboration partners;

•	diminish any competitive advantages in the market place that we or our collaboration partners may attain; and

•	adversely affect our receipt of revenues or royalties.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA and EMA and/or EEA Competent Authorities review and approval before marketing. Once obtained, any approvals may be withdrawn or revoked because of unforeseen safety, effectiveness or potency concerns or failure to comply with governmental regulations. Further, if we, our collaboration partners or our contract manufacturers fail to comply with applicable FDA, EMA, and/or EEA Competent Authorities regulatory requirements at any stage during the regulatory process, the FDA, EMA, and/or EEA Competent Authorities and other regulatory authorities may impose sanctions, including:

•	delays;

•	warning letters;

•	fines;

•	importation restrictions;

•	product recalls or seizures;

•	injunctions;

•	refusal of the FDA, EMA or other regulatory authorities to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	suspension or debarment from selling FDA-regulated products to the U.S. government for periods of time that vary depending on the cause of such suspension or debarment;

•	civil penalties;

•	withdrawal or revocation of previously approved marketing applications or licenses; and

•	criminal prosecutions.

Even if we receive regulatory approval for a product candidate, we will be subject to ongoing regulatory obligations and review, which may result in significant additional expense. Additionally, any product candidates, if approved, could be subject to labeling and other restrictions and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

The governmental regulation of the development of products and product candidates extends beyond clinical studies to approval required for their sale and monitoring of such products after sale. This regulation, approval and monitoring is the responsibility of numerous authorities in Denmark, the United States, the European Union and authorities in other territories. Following any regulatory approval of a product candidate, we, our collaboration partners and the manufacturers of our products will be subject to continuing regulatory obligations, including safety reporting requirements, regulatory oversight of product promotion and marketing, and cGMP requirements. Furthermore, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These regulations cover all aspects of manufacturing, testing, quality control and record keeping of our products. If we or our collaboration partners or manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. As such, we and our third party contract manufacturers will be subject to continual review and periodic inspections to assess compliance with regulatory requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. Regulatory authorities may also impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-marketing studies. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance.

In the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable U.S. laws. In particular, the promotional claims that we would be permitted to make for our products would be limited to those supported by the approved product labeling. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use and the FDA’s cGMP requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Anti-Kickback Statute, the False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. consumer protection and unfair competition laws.

We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have FDA approval.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	warning letters, fines or holds on clinical trials;

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	injunctions or the imposition of civil or criminal penalties;

•	suspension or revocation of existing regulatory approvals;

•	suspension of any of our future or ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications submitted by us;

•	restrictions on our or our contract manufacturers’ operations; or

•	product seizure or detention, or refusal to permit the import or export of products.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

In addition, the FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Within the European Union, once a Marketing Authorization is obtained, numerous post-approval requirements also apply, and as in the United States, the off-label promotion of medicinal products is not permitted. The requirements are regulated by both E.U. regulations (such as reporting of adverse events) as well as national applicable regulations (related to prices and promotional material).

The regulatory requirements relating to the manufacturing, testing, marketing and sale of pharmaceutical products are subject to periodic change. This may impact our ability and the ability of our collaboration partners to conduct clinical studies in the European Union. Changes in the regulations governing us could increase costs and adversely affect our business.

Furthermore, companies developing pharmaceutical products are facing increased demands to publish clinical trial results. Any such publication by us may, in addition to the additional cost of the publication, lead to investors misinterpreting the published data due to its technical and scientific nature, which, in turn, may adversely affect our business, results of operations and prospects and the value of shares or ADSs.

Third-party payor coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford treatments such as ours, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of our product candidates. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for pharmaceutical products, medical devices and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug is available. It is possible that a third-party payor may consider our product candidate and the generic parent drug as substitutable and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of the existing parent drug may limit the amount we will be able to charge for our product candidate. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We and our collaboration partners and contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.

We depend on third parties to manufacture products employing our technology. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. All entities involved in the preparation of product candidates for clinical studies or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Manufacturing facilities are subject to pre-approval and ongoing periodic inspection by the FDA, EEA Competent Authorities and other corresponding governmental authorities, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our technology. After regulatory approvals or licensure are obtained, the subsequent discovery of previously unknown manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaboration partners, or our contract manufacturers must supply all necessary documentation in support of an NDA, MAA or comparable regulatory filing on a timely basis and must adhere to cGMP regulations enforced by the FDA, EEA Competent Authorities and other regulatory authorities through their facilities inspection programs. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel.

The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of our collaboration partners and third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent suspension of production or closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could harm our business.

If we, our collaboration partners, or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product, withdrawal of an approval, or suspension of production. As a result, our business, financial condition, and results of operations may be harmed.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA, a supplemental NDA, a marketing authorization variation application or equivalent foreign regulatory filing, which could result in further delay. The regulatory authorities may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause us to incur higher costs and could cause the delay or termination of clinical studies, regulatory submissions, required approvals, or commercialization of our product candidates. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical studies may be delayed or we could lose potential revenue.

Our operations involve hazardous materials and we and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

As a pharmaceutical company, we are subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials. Our research and development activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and manufacturers and suppliers with whom we may contract are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of accidental contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot guarantee that the safety procedures utilized by third-party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and European, U.S. federal and state or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage. In the event of an accident or environmental discharge, we may be held liable for any consequential damage and any resulting claims for damages, which may exceed our financial resources and may materially adversely affect our business, results of operations and prospects, and the value of shares or ADSs.

If we fail to comply or are found to have failed to comply with EEA, FDA and other regulations related to the promotion of our products for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.

The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the EEA Competent Authorities, the FDA and other regulatory authorities. If any of our product candidates receives marketing approval, we and any collaboration partner will be restricted from marketing the product outside of its approved labeling, also referred to as off-label promotion. However, physicians may nevertheless prescribe an approved product to their patients in a manner that is inconsistent with the approved label, which is an off-label use. We intend to implement compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations regarding off-label promotion. Notwithstanding these programs, the EEA Competent Authorities, the FDA or other government authorities may allege or find that our practices constitute prohibited promotion of our product candidates for unapproved uses. We also cannot be sure that our employees will comply with company policies and applicable regulations regarding the promotion of products for unapproved uses.

Over the past several years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of Justice and various U.S. Attorneys’ Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission and various state Attorneys General offices. These investigations have alleged violations of various U.S. federal and state laws and regulations, including claims asserting antitrust violations, violations of the Food, Drug and Cosmetic Act, the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses, pricing and Medicare and/or Medicaid reimbursement. Many of these investigations originate as “qui tam” actions under the False Claims Act. Under the False Claims Act, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim, or caused a false claim to be submitted, to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as “whistleblower suits,” are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.

If the FDA or any other governmental agency initiates an enforcement action against us or if we are the subject of a qui tam suit and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses, we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.

If approved, our product candidates may cause or contribute to adverse medical events that we are required to report to regulatory authorities and if we fail to do so we could be subject to sanctions that would harm our business.

Some participants in clinical trials of TransCon hGH have reported adverse medical events, including headache and fatigue. The FDA, EEA, and foreign regulatory authority regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events, both during their development and after commercialization, if approved. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, EEA Competent Authorities, or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

Our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) FDA regulations, including those laws that require the reporting of true, complete and accurate information to the FDA; (2) manufacturing standards; (3) U.S. federal and state fraud and abuse and other healthcare laws and regulations; or (4) laws that require the reporting of true and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Failure to obtain regulatory approvals in non-U.S. jurisdictions would prevent us from marketing our products outside of the United States.

In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of MA:

•	The Community MA, which is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA, is valid throughout the entire territory of the EEA. The centralized procedure is mandatory for certain types of products, such as medicinal products derived from biotechnology processes, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes and auto-immune and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

•	National MAs, which are issued by the Competent Authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in other Member States through the mutual recognition procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.

Under the above described procedures, before granting the MA, the EMA or the Competent Authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

In the EEA, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the E.U. Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. An E.U. orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. At this time, we do not have an Orphan Medicinal Product Designation for TransCon hGH, or any of our other product candidates.

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension. For orphan-designated medicinal products, the 10-year period of market exclusivity is extended to 12 years. At this time, we have not agreed to a PIP with the PDCO for TransCon hGH, or any of our other product candidates.

Outside the U.S. and the EEA, approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA or EEA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA, EMA, or EEA Competent Authorities does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA, EMA or EEA Competent Authorities. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, EMA, or EEA Competent Authority. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file we may not receive necessary approvals to commercialize our products in any market.

We may be subject to healthcare laws, regulation and enforcement; our failure to comply with these laws could harm our results of operations and financial conditions.

Although we do not currently have any products on the market, once we begin commercializing our products, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by the U.S. federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate as a commercial organization include:

•	the U.S. Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under U.S. federal healthcare programs such as the Medicare and Medicaid programs;

•	U.S. false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•	U.S. federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;

•	the federal physician sunshine requirements under the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the CMS information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members;

•	state law equivalents of each of the above U.S. federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers;

•	state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources;

•	state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Further, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, among other things, amends the intent requirement of the U.S. federal Anti-Kickback Statute and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes.

Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in U.S. federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to market our products and adversely impact our financial results.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates in the United States and to produce, market and distribute our products in the United States after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	additional clinical trials to be conducted prior to obtaining approval;

•	changes to manufacturing methods;

•	recall, replacement, or discontinuance of one or more of our products; and

•	additional record keeping.

Each of these would likely entail substantial time and cost and could harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition and results of operations.

In addition, the trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any product that may be offered by us. In addition, any future regulatory change regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability. For example, in the United States, the Affordable Care Act was enacted in 2010 with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The Affordable Care Act, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Tax Payer Relief Act was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals.

We expect that additional U.S. local and national healthcare reform measures will be adopted within and outside the United States in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures. The continuing efforts of the U.S. government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect the demand for any drug products for which we may obtain regulatory approval, our ability to set a price that we believe is fair for our products, our ability to obtain coverage and reimbursement approval for a product, our ability to generate revenues and achieve or maintain profitability, and the level of taxes that we are required to pay.

Risks Related to Our Intellectual Property

If our intellectual property related to our product candidates is not adequate, we may not be able to compete effectively in our market.

Our success depends in part on our ability to:

•	protect our trade secrets;

•	apply for, obtain, maintain and enforce patents; and

•	operate without infringing upon the proprietary rights of others.

We will be able to protect our proprietary technology from unauthorized use by third parties only to the extent that such proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Any non-confidential disclosure to or misappropriation by third parties of our confidential or proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Where we elect to pursue patent protection on our proprietary technology, we file, prosecute and maintain international, U.S., European and other national patent applications covering such technology.

As of August 31, 2016, fourteen patents have been issued to us in the United States. Eleven of these patents are directed to our TransCon technology and two are directed to TransCon hGH. In addition, as of August 31, 2016, we have approximately 55 issued patents in jurisdictions outside of the United States, at least 37 of which are directed to our TransCon technology, and 18 of which are directed to our product candidates. As of August 31, 2016, our TransCon hGH is covered by twelve different patent families, our TransCon PTH is covered by two different patent families and our TransCon CNP is covered by nine different patent families. Most members of these families are applications in an early stage, so it is impossible to make any statements regarding whether or not they will be granted. We are not aware of any challenge to our issued patents, in the United States, Europe or in any other jurisdiction.

The patent application process, also known as patent prosecution, is expensive and time-consuming, and we and our current or future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current licensors, or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, etc., although we are unaware of any such defects. If we or our current licensors or licensees, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current licensors or licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may harm our business.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be highly uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in other countries. Even if patents do issue on such patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, U.S. patents can be challenged by any person before the new USPTO Patent Trial and Appeals Board at any time within the one-year period following that person’s receipt of an allegation of infringement of the patents. Patents granted by the European Patent Office may be similarly opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in the United States, Europe and other jurisdictions third parties can raise questions of validity with a patent office even before a patent has granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third party may develop a competitive product that provides therapeutic benefits similar to one or more of our product candidates but that has a different composition that falls outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is successfully challenged, then our ability to commercialize such product candidates could be negatively affected, and we may face unexpected competition that could have harm our business. Further, if we encounter delays in our clinical trials, the period of time during which we or our collaboration partners could market our product candidates under patent protection would be reduced.

The degree of future protection of our proprietary rights is uncertain. Patent protection may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to invent or the first to file the inventions covered by each of our pending patent applications and issued patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	the patents of others may have an adverse effect on our business;

•	any patents we or our licensors’ issued patents obtain may not encompass commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

•	any patents we obtain or our in-licensed issued patents may not be valid or enforceable; or

•	we may not develop additional proprietary technologies that are patentable.

If we or our current licensors or licensees, or any future licensors or licensees, fail to prosecute, maintain and enforce patent protection for our product candidates, our ability to develop and commercialize our product candidates could be harmed and we might not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to our product candidates could harm our business, financial condition and operating results. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we or one of our collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering the product candidate, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Patents may be unenforceable if someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcomes of proceedings involving assertions of invalidity and unenforceability are unpredictable. It is possible that prior art of which we and the patent examiner were unaware during prosecution exists, which would render our patents invalid. Moreover, it is also possible that prior art may exist that we are aware of, but that we do not believe are relevant to our current or future patents, that could nevertheless be determined to render our patents invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability of our patents covering one of our product candidates, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would harm our business. Moreover, our competitors could counterclaim in any suit to enforce our patents that we infringe their intellectual property. Furthermore, some of our competitors have substantially greater intellectual property portfolios, and resources, than we do.

If we are unable to prevent disclosure of our trade secrets or other confidential information to third parties, our competitive position may be impaired.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information clauses in agreements with our collaboration partners, employees, consultants, outside scientific collaboration partners and sponsored researchers and other advisors. Although we generally require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, and endeavor to execute confidentiality agreements with all such parties, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements with such parties will not be breached. These agreements may not effectively prevent disclosure of confidential and proprietary information and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential and proprietary information. We cannot guarantee that our trade secrets and other confidential proprietary information will not be publicly disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. The failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation could harm our business.

Our commercial success depends significantly on our ability to operate without infringing, violating or misappropriating the patents and other proprietary rights of third parties. Our own technologies may infringe, violate or misappropriate the patents or other proprietary rights of third parties, or we may be subject to third-party claims of such infringement. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties, exist in the fields in which we are developing our product candidates.

For example, we are aware of several issued patents related to pen injection devices that may be relevant to our pen injection device under development with Medicom Innovation Partner A/S; however, we believe that these (i) will expire prior to our product launch, (ii) are invalid, and/or (iii) do not and will not cover our device. Additionally, we are aware of an issued patent related to monopegylated HGH, which we believe does not cover our TransCon hGH product candidate. We cannot be certain that our product candidates will not infringe existing or future patents. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates or our TransCon technology. We may not be aware of patents that have already issued that a third party might assert are infringed by our product candidates. It is also possible that patents of which we are aware, but which we do not believe are relevant to our product candidates, could nevertheless be found to be infringed by our product candidates. Nevertheless, we are not aware of any valid issued patents that we believe would prevent us from marketing our product candidates, if approved. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect.

In addition, we and our collaboration partners may face costly and time-consuming intellectual property litigation with the NDA holders and Orange Book patentees of the products in respect of which we seek to obtain FDA approval. Companies that produce branded pharmaceutical products for which there are listed patents in the FDA’s Orange Book routinely bring patent infringement litigation against applicants seeking FDA approval to manufacture and market branded and/or generic forms of their products. Accordingly, we may face patent litigation as a result of our submission of NDA applications to the FDA or as a result of submitting an MAA with the EMA.

Depending upon a complex analysis of a variety of legal and commercial factors, we and our collaboration partners may, in certain circumstances, including upon expiration of a potential 30-month automatic stay on the FDA’s ability to grant final approval of a 505(b)(2) NDA, elect to market the relevant product candidate after FDA approval, even though litigation is still pending. This could occur before any court decision or while an appeal of a lower court decision is pending. Should we and our collaboration partners elect to proceed in this manner, we could face substantial patent liability damages, including possible triple damages in the United States, if a final court decision is adverse to us. If we and our collaboration partners are unsuccessful in any such litigation, the court could issue a permanent injunction preventing us from marketing our product candidates for the life of the litigated patent(s). In addition, such patent litigation could last for years, potentially delaying the commercialization of our product candidates until expiration of the relevant patents. Regulatory approval of pharmaceutical products in Europe is not linked to patent rights and patent disputes as it is in the United States. However, patent litigation is more cumbersome in Europe because enforcement is on a country-by-country basis and there are a number of countries where the relevant patents may be in force.

Intellectual property litigation involves many risks and uncertainties, and there is no assurance that we will prevail in any lawsuit brought against us. Third parties making claims against us for infringement, violation or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. Defense of these claims, regardless of their merit, would cause us to incur substantial expenses and, would be a substantial diversion of resources from our business. In the event of a successful claim of any such infringement, violation or misappropriation, we may need to obtain licenses from such third parties and we and our collaboration partners may be prevented from pursuing product development or commercialization and/or may be required to pay damages. We cannot be certain that any licenses required under such patents or proprietary rights would be made available to us, or that any offer to license would be made available to us on commercially reasonable terms. If we cannot obtain such licenses, we and our collaboration partners may be restricted or prevented from manufacturing and selling products employing our technology. These adverse results, if they occur, could adversely affect our business, results of operations and prospects, and the value of shares or ADSs.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of contractual or intellectual property lawsuits, USPTO interference or derivation proceedings, European Patent Office oppositions and related legal and administrative proceedings in the United States, Europe and other countries, involve complex legal and factual questions. As a result, such proceedings may be costly and time-consuming to pursue and their outcome is uncertain.

Litigation may be necessary to:

•	protect and enforce our patents and any future patents issuing on our patent applications;

•	enforce or clarify the terms of the licenses we have granted or may be granted in the future;

•	protect and enforce trade secrets, know-how and other proprietary rights that we own or have licensed, or may license in the future; or

•	determine the enforceability, scope and validity of the proprietary rights of third parties and defend against alleged patent infringement.

Competitors may infringe our intellectual property. As a result, we may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied. An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, interpreted narrowly, or amended such that they do not cover our product candidates. Moreover, such adverse determinations could put our patent applications at risk of not issuing, or issuing with limited and potentially inadequate scope to cover our product candidates or to prevent others from marketing similar products.

Interference, derivation or other proceedings brought at the USPTO, may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or potential collaboration partners. Litigation or USPTO proceedings brought by us may fail or may be invoked against us by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or potential collaboration partners, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for the ADSs could be significantly harmed.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S.

patent system into a “first to file” system. The first-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaboration partners’ patent applications and the enforcement or defense of our or our collaboration partners’ issued patents, all of which could harm our business, results of operations and financial condition.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Certain of our employees and patents are subject to German law.

As of June 30, 2016, 48 of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees are generally subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for, inventions made by employees. Under this act, we face the risk that we may be required to pay additional compensation for assigned patent rights and disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and consume our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees may have retained rights to patents they invented or co-invented before October 2009. Although substantially all of these employees have assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. Noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Losing our patent rights could enable competitors to enter the market earlier than would otherwise have been the case.

We have not yet registered trademarks for a commercial trade name for any of our product candidates in the United States or elsewhere and failure to secure such registrations could adversely affect our business.

We use various trademark rights in our business, including, Ascendis, and our trade name TransCon. Ascendis is our only registered trademark in the United States. We may not be able to obtain trademark protection in other territories that we consider of significant importance to us. Furthermore, we have not yet registered trademarks for a commercial trade name for any of our product candidates in the United States or elsewhere. During trademark registration proceedings, our trademark applications may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing our products under new brands.

As a result of the United Kingdom’s referendum on exiting the European Union our trademark is likely to require some form of re-registration in the UK. While this is assumed to be a purely administrative act, we may accidentally not perform all required steps in time which may lead to a lapse of our trademark in the UK.

Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the United States and Europe. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, if our ability to enforce our patents to stop infringing activities is inadequate. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and resources from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

We may be subject to claims that we or our employees have misappropriated the intellectual property, including know-how or trade secrets, of a third party, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants and contractors were previously employed at or engaged by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and contractors do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these employees, consultants and contractors have used or disclosed such intellectual property, including know-how, trade secrets or other proprietary information. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, or access to consultants and contractors. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

Risks Related to Ordinary Shares and ADSs

The price of the ADSs may be volatile, and ADS holders may not be able to resell the ADSs at or above the price they paid.

The trading price of the ADSs could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this report on Form 6-K and others such as:

•	results from, or any delays in, clinical trial programs relating to our product candidates, including clinical trials for our lead product candidate, TransCon hGH, as well as our ability to timely submit INDs for each of TransCon PTH and TransCon CNP;

•	our ability to identify a new rare disease therapeutic area with high-value product opportunities including a clinical-stage candidate by 2020;

•	our ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;

•	announcements of regulatory approval or a complete response letter to our product candidates, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements relating to future collaborations or our existing collaborations, including decisions regarding the exercise by our collaboration partners of their options, if any, or any termination by them of their collaborations with us;

•	timing and amount of payments to us under our collaborations, if any;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcements regarding the parent drugs that we use in developing our product candidates;

•	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire or license or discover additional product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	EMA, FDA or other similar regulatory actions affecting us or our industry or other healthcare reform measures in the United States;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of the ADSs;

•	sales of ordinary shares and/or ADSs by us, our senior management and board members, holders of the ADSs or our shareholders in the future;

•	general economic and market conditions and overall fluctuations in the United States and international equity markets; and

•	the loss of any of our key scientific or senior management personnel.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of the ADSs. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of shares or ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business, which could seriously harm our financial position. Any adverse determination in litigation could also subject us to significant liabilities.

ADS holders do not directly hold our ordinary shares and do not have the rights of a holder of our ordinary shares.

ADS holders are not treated as our shareholders and do not have the rights of a holder of our ordinary shares. Danish law governs shareholder rights. Our depositary, Bank of New York Mellon, is the holder of the ordinary shares underlying the ADSs. The deposit agreement among us, the depositary, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. In addition, our depositary charges certain fees to holders of the ADSs as set forth in “Item 12 D. Description of Securities Other than Equity Securities –American Depositary Shares” of our Annual Report on Form 20-F filed on April 15, 2016.

ADS holders may not be able to exercise their right to vote the ordinary shares underlying their ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder in the Company. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders. However, we may not request the depositary to distribute this information which could effectively limit the ability of ADS holders to direct voting of the ordinary shares underlying their ADSs.

ADS holders may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders are not able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, they may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for instructions from ADS holders, the depositary, upon timely notice from us, will notify the ADS holders of the upcoming vote and arrange to deliver our voting materials to the ADS holders. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that such holders can instruct the depositary to vote the ordinary shares underlying their ADSs or to withdraw the ordinary shares underlying their ADSs so that they can vote such shares directly. If the depositary does not receive timely voting instructions from an ADS holder, the depositary may give a proxy to a person designated by us to vote the ordinary shares underlying ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise any right to vote, and there may be nothing an ADS holder can do if the ordinary shares underlying their ADSs are not voted as they requested.

An ADS holder may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to an ADS holders’ right to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, an ADS holder may not be able to cancel their ADS and withdraw the underlying ordinary shares when such holder owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

We have broad discretion to determine how to use the funds raised in our initial public offering, and may use them in ways that may not enhance our operating results or the price of our ordinary shares and the ADSs.

Our senior management has broad discretion over the use of proceeds from our initial public offering, and we could spend the proceeds from that offering in ways the holders of shares or ADSs may not agree with or that do not yield a favorable return, if at all. We currently intend to use substantially all of the net proceeds from that offering to support the clinical development and regulatory approval of TransCon hGH, to fund development of other TransCon product candidates, including TransCon PTH and TransCon CNP, to strengthen our TransCon technology and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply these proceeds in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of the ADSs to decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our ordinary shares or the ADSs, the price of the ADSs and trading volume could decline.

The trading market for the ADSs may be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of the ADSs or trading volume to decline.

If we issue shares or ADSs in future financings, shareholders or holders of ADSs may experience immediate dilution and, as a result, the price of the ADSs may decline.

We may from time to time issue additional shares or ADS at a discount from the trading price of the ADSs. As a result, shareholders and holders of ADSs would experience immediate dilution upon the issuance of ADSs at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preference share, ADSs or ordinary shares. If we issue shares or securities convertible into shares of our share capital, ordinary shareholders and holders of ADSs would experience additional dilution and, as a result, the price of the ADSs may decline.

Sales of a substantial number of our ordinary shares or the ADSs in the public market could cause the price of the ADSs to fall.

If the existing shareholders or holders of ADSs sell, or indicate an intention to sell, substantial amounts of ordinary shares or ADSs in the public market, the trading price of the ADSs could decline. Based upon the number of shares outstanding as of June 30, 2016, we have outstanding a total of 25,193,221 ordinary shares. Of those shares, approximately 13,469,161 were owned by current board members, members of our senior management and their respective affiliates, or may otherwise be subject to Rule 144 under the Securities Act. In addition, pursuant to a registration statement on Form F-3 filed in February 2016, 11,407,904 of our ordinary shares are registered for resale by certain selling shareholders, including shareholders that are affiliated with members of our board of directors.

As of June 30, 2016, there were 2,819,779 warrants outstanding. If these warrants are exercised an additional 2,819,779 ordinary shares or ADSs will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of the ADSs.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of June 30, 2016, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 83.5% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for ordinary shares or ADSs that the shareholders or ADS holders may feel are in their best interest as a shareholder or holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Denmark, including the Danish Companies Act. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Danish law to consider the interests of our company, its shareholders and its creditors. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders or the holders of the ADSs.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of Denmark. Substantially all of our assets are located outside the United States. A significant portion of our board members and employees reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. securities laws of the United States.

The United States and Denmark currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Denmark. In order to obtain a judgment which is enforceable in Denmark, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Denmark. Such party may submit to the Danish court the final judgment rendered by the U.S. court. If and to the extent that the Danish court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Danish court should, in principle, give binding effect to the judgment of the U.S. court, unless such judgment contravenes principles of public policy of Denmark. Danish courts are likely to deny the recognition and enforcement of punitive damages or other awards. Moreover, a Danish court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Denmark are solely governed by the provisions of the Danish Civil Procedure Code.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors, our executive board, our senior management or certain experts named herein who are residents of Denmark or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of the ADSs may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a “foreign private issuer” allows us to adopt International Financial Reporting Standards, or IFRS, accounting principles, which are different than accounting principles under U.S. Generally Accepted Accounting Principles, or GAAP.

We have adopted and presented our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC recently permitted foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Investors who are not familiar with IFRS may misunderstand certain information presented in our consolidated financial statements. Accordingly, we suggest that readers of our consolidated financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

As a foreign private issuer and as permitted by the listing requirements of The NASDAQ Global Select Market, we rely on certain home country governance practices rather than the corporate governance requirements of The NASDAQ Global Select Market.

We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The NASDAQ Global Select Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The NASDAQ Global Select Market. For instance, the Listing Rules for the NASDAQ Stock Market, or the NASDAQ Listing Rules, for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the NASDAQ Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with NASDAQ Listing Rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the NASDAQ Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company could, in the future, be more limited than if we were subject to the NASDAQ Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders.

Furthermore, Danish law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark, thus our practice varies from the requirement of NASDAQ Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes. To this extent, our practice varies from the requirements of NASDAQ Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, our shareholders and the holders of the ADSs may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2017, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2018. In order to maintain our current status as a foreign private issuer, either (a) a majority of ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may be a “passive foreign investment company” for U.S. federal income tax purposes for our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Under the Internal Revenue Code of 1986, as amended, the determination of passive foreign investment company, or PFIC, status is fact specific, and generally cannot be made until the close of the taxable year in question. Although we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015, we may be a PFIC for our current taxable year and future taxable years. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders” of our Annual Report on Form 20-F filed on April 15, 2016) holds ordinary shares or ADSs, the U.S. Holder may be subject to adverse tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of an interest charge with respect to such gain and certain dividends and (iii) compliance with certain reporting requirements. Each U.S. Holder is strongly urged to consult its tax advisor regarding these issues. See “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders” of our Annual Report on Form 20-F filed on April 15, 2016.

We do not currently intend to pay dividends on ordinary shares or ADSs, and, consequently, shareholders’ and ADS holders’ ability to achieve a return on their investment will depend on appreciation in the price of the ADSs or our ordinary shares.

We do not currently intend to pay any cash dividends on our ordinary shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, shareholders and ADS holders are not likely to receive any dividends on their investment for the foreseeable future. Because we do not intend to pay dividends, shareholders’ and ADS holders’ ability to receive a return on their investment will depend on any future appreciation in the market value of the ADSs. There is no guarantee that ordinary shares or ADSs will appreciate or even maintain the price at which holders have acquired them.

Investors should be aware that the rights provided to shareholders and holders of ADSs under Danish corporate law and our articles of association differ in certain respects from the rights that would typically be provided to a shareholder of a U.S. company under applicable U.S. federal and state laws.

Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. In addition, a majority of our shareholders may release a board member or manager from any claim of liability we may have, including if such board member or manager has acted in bad faith or has breached his/her duty of loyalty and only if a minority of at least 10% of the shareholders represented at the relevant general meeting have opposed the decision, may a shareholder bring a derivative action on behalf of our company. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a board member from liability altogether if such board member has acted in bad faith or has breached such board member’s duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be eligible for non-refundable withholding tax, and not all receiving countries allow for deduction. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, shareholders and ADS holders could receive less protection as an equity holder of our company than they would as a shareholder of a U.S. company.

Holders of ordinary shares or ADSs may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their equity holding in the event of future issuances of our shares.

Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of ordinary shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Even the shareholders’ pre-emptive subscription rights in the event of issuances of shares against cash payment may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares or ADSs may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. Such shares or ADSs may be issued above, or at market value as well as by way of incorporation of available reserves (including premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the Danish Companies Act and applicable laws in the jurisdiction in which the shareholder is resident. Furthermore, the use of pre-emptive subscription rights in relation to future capital increases in our company can be restricted for U.S. residents according to U.S. securities law. As a result, the shareholding or holders of ADSs of such shareholders or ADS holders may be materially diluted in the event shares or ADSs are issued in the future. Shares or ADSs may be issued at a discount to market price in rights offerings provided that the resolution is approved by two-thirds of the votes cast and the share capital represented at the general meeting and in these cases a restriction on the ability to exercise pre-emptive rights may materially dilute the value of the ordinary shares or ADSs held by the shareholder or ADS holder in question. Rights issues may also be carried out by the board of directors according to valid authorizations in our articles of association.

However, ADS holders in the United States are not entitled to exercise or sell such pre-emptive subscription rights related to the ordinary shares, which they represent unless we register the pre-emptive subscription rights and the securities to which the pre-emptive subscription rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to ADS holders unless the distribution to ADS holders or both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case shareholders and ADS holders will receive no value for these rights.